SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------
                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE TO
                            =========================
                                 (RULE 14D-100)
                            -------------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            =========================
                              HECLA MINING COMPANY
                            (Name of Subject Company)
                            -------------------------
                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                            =========================

                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                            -------------------------

                                    422704205
                      (CUSIP Number of Class of Securities)

                            -------------------------

                                MICHAEL B. WHITE
                              HECLA MINING COMPANY
                           6500 N. MINERAL DRIVE #200
                         COEUR D'ALENE, IDAHO 83815-8788
                            Telephone: (208) 769-4110
                            Facsimile: (208) 769-7612

       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                            -------------------------

                                   COPIES TO:
                                 JOHN H. BITNER
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                             CHICAGO, ILLINOIS 60602
                            Telephone: (312) 807-4306
                            Facsimile: (312) 827-8048

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[X]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[_]  GOING PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[_]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF A TENDER OFFER: [X]

                         AMENDED TENDER OFFER STATEMENT

     This Amendment No. 5 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 16, 2004 as previously amended by Hecla Mining Company, a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, in connection with its offer of up to 8.25 shares of common stock in exchange for each of Hecla's 464,777 then outstanding shares of Series B Cumulative Convertible Preferred Stock, upon the terms and subject to the conditions set forth in the Offering Circular, dated January 16, 2004 (the "Offering Circular"), and in the related Letter of Transmittal. Terms defined in the Offering Circular shall have the same meaning in this Amended Statement.

     To the extent this Amended Statement contains information not contained in the Offering Circular, the information herein amends the Offering Circular. The Offering Circular, as amended hereby, and the Letter of Transmittal, as they may be further amended or supplemented, together constitute the "Offer."

     Hecla Mining Company announced the final results of the Offer, which expired at 12:00 Midnight, New York City time, on February 20, 2004.

     Based on a final count by American Stock Transfer & Trust Company, the Exchange Agent for the Offer, 273,961 shares were properly tendered and not withdrawn. Hecla has accepted all of the properly tendered shares. Delivery of shares of Hecla common stock in exchange for accepted shares is being made by American Stock Transfer & Trust Company.

     Hecla commenced the Offer on January 9, 2004, at which time there were 464,777 shares of Series B Cumulative Convertible Preferred stock issued and outstanding. As a result of the completion of the exchange offer, Hecla has 190,816 shares of Series B Cumulative Convertible Preferred stock issued and outstanding as of the time immediately following issuance of the exchanged shares. As a result of the exchange, the outstanding shares of common stock increased from 115,756,505 to 117,931,742. Hecla will be required to take a one-time noncash dividend charge against earnings in the first quarter in the amount of $9.6 million as a result of the tender offer. Accounting principles require the disclosure and presentation on the income statement of the fair market value of the additional shares exchanged above the original exchange ratio of 3.2154 shares of common stock for each share of Preferred B stock. This dividend is noncash and does not impact the total equity on the company's balance sheet.









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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.

                              HECLA MINING COMPANY


                           /s/ PHILLIPS S. BAKER, JR.
                           --------------------------
                             PHILLIPS S. BAKER, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                February 26, 2004






















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